Charles J. Bair

+1 858 550 6142

cbair@cooley.com

October 2, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Allogene Therapeutics, Inc.

Registration Statement on Form S-1

Filed September 14, 2018

File No. 333-227333

Dear Ms. Aldave:

On behalf of Allogene Therapeutics, Inc. (“Allogene” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 26, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the comments in the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	We note your response to our prior comment 1. Please substantiate that the autologous therapies described in the last paragraph on page 1 were based on “unprecedented efficacy data.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 84 of Amendment No. 2 to remove the references to “unprecedented efficacy data.”

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

October 2, 2018

Page Two

Summary Financial Data, page 9

2.

Given that it appears that the charge associated with the 15% discount inherent in the settlement of the 2018 Notes is not dependent upon your ultimate offering price, please tell us why there is no change in the accumulated deficit amount in the pro forma column or why that amount cannot be determined now.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 11, 63, and 66 of Amendment No. 2 to reflect the settlement of the 2018 Notes into 8,318,317 shares of our common stock and an aggregate charge to accumulated deficit of $24.5 million, of which $21.2 million relates to the loss resulting in change in fair value of the 2018 Notes from the issuance date through their settlement and $3.3 million relates to the recognition of debt issuance costs that will be expensed on the 2018 Notes issuance date. The assumed number of shares of common stock noted above is based upon the midpoint of the price range as set forth on the cover page of the prospectus included in the Registration Statement.

Notes to the Financial Statements

Note 12. Subsequent Events

Convertible Notes, page F-24

3.	Please revise to disclose how you will account for the beneficial conversion features of the convertible notes.

Response: The Company elected the fair value option to account for the 2018 Notes. The Company determined that the 2018 Notes are eligible for the fair value option under ASC 815-15-25-4, and as part of the eligibility assessment, the Company considered if the 2018 Notes have any non-contingent beneficial conversion feature. The Company followed the guidance under ASC 470-20 and determined that there are no non-contingent beneficial conversion features embedded in the 2018 Notes. In response to the Staff’s comment, the Company has revised its disclosure on page F-25 of Amendment No. 2 in the Convertible Notes section of Note 12 to include the following: “The Company will elect to account for the 2018 Notes at fair value with any changes in fair value being recognized through the statement of operations until settlement of the 2018 Notes.”

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The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comment Letter.

Sincerely,

/s/ Charles J. Bair

Charles J. Bair

Cooley LLP

cc:	David Chang, M.D., Ph.D., Allogene Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com